rklein@hgg.com

(212) 897-7883 (voice)
(212) 897-4982 (fax)

March 21, 2011

VIA EDGAR
VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn:           Gabriel Eckstein, Esq.

Re:	Sanomedics International Holdings, Inc.
(“Sanomedics” or “Registrant”)
Amendment No. 3 to Registration Statement on Form 10;
SEC Comment Letter dated March 9, 2011 SEC File No.: 000-54167

Gentlemen:

To facilitate the review of Amendment No. 3 to the Form 10 Registration Statement as filed on this date, we are replying to the Staff’s above-referenced Comment Letter in the same order in which the comments were presented.  The page numbers cited herein refer to the marked copy of the Form 10 Amendment No. 3 enclosed herewith (the “Form 10”), the pagination of which may differ from the edgarized filing.

Overview, page 1

1.	We have deleted the characterization of Sanomedics as “public shell company”, and as requested we have added disclosure of its past operations, etc.

Raise Substantial Additional Capital, page 4

2.
As requested, we have added disclosure regarding the additional $367,000 of cash advances Registrant has received from Mr. Sizer’s affiliate since October 1, 2010 and stated that Registrant’s cash could deplete beginning in April 2011.  The related Note and Security Agreement are filed as Exhibits 10.21 and 10.22, respectively.

Securities and Exchange Commission
March 21, 2011

Effect Strategic Acquisitions, page 4

3.	We have revised the disclosure to state clearly that Registrant intends to acquire and market only products which are medical devices.

4.	As requested, we have added disclosure that there is no assurance that Watermark will serve as Registrant’s distributor.

Increase Research and Development, page 6

5.
We have retitled this section “Develop Thermometer Products for the Professional Markets.” As requested, we have reconciled and expanded the discussion by adding and integrated into it additional disclosures regarding “clinical repeatability” (we have deleted the phrase “state of the art”) and Registrant’s limited funds and use of consultants, among other things, substantially as follows:

For any thermometer it is desirable that successive temperature readings on the same person or animal vary by no more than a few tenths of a degree Fahrenheit. This is called “clinical repeatability,” and ASTM standard E1965-98 (there is no similar standard issued by the FDA) provides a method to calculate it, but it does not give any guidance as to the specific temperature variance that is considered acceptable.  The professional market requires greater clinical repeatability than the consumer market.  To that end, before deciding to purchase and use a thermometer many professional users will perform their own clinical testing and have their own minimum clinical repeatability requirement, expressed as a pooled standard deviation of successive readings in the same patient.

A “clinical repeatability” issue exists in connection with Registrant’s current models. Registrant’s current thermometers take temperature readings at a single location via a single “snapshot”, and while Registrant believes this achieves a satisfactory clinical repeatability for the consumer market, it does not satisfy the more stringent standards of the professional market.  Accordingly, since Registrant wishes to enter, and be the first company to offer a non-contact infrared thermometer for, the professional marketplace, Registrant’s research and development  focuses on producing a thermometer using a new “scanning” design which would achieve clinical repeatability acceptable to the professional market.

Securities and Exchange Commission
March 21, 2011

Another important aspect of such a new design is improved resistance to shock, such as occurs when a thermometer is dropped.  Most medical infrared thermometers, including Registrant’s current models, have separately mounted detector, electronic and optic components in a plastic housing, and if the device is dropped   these components could become misaligned, rendering temperature readings inaccurate.  Registrant is working closely with an infrared sensors manufacturer which produces a unit which places the detector electronics and optics in a single hermetically sealed container designed to perform reliably in a very demanding environment.  Registrant hopes to adapt these sealed units for use in its second generation non-contact thermometers for the professional market.

Although Registrant has limited funds, its Chief Technology Officer, Gary O’Hara, is coordinating Registrant’s own research efforts and the efforts of its several consultants.  Mr. O’Hara developed the first infrared tympanic (ear) thermometer for the professional market in the mid-1980’s (the product he developed, FirstTemp Genius, is still being sold today, almost 30 years after his company was sold in 1992 to American Home Products (now part of Pfizer)), and he is thoroughly familiar with the current sensor and design technologies and the intellectual property landscape.  He also has engaged the following consultants to assist Registrant’s second generation development efforts: A hardware/software designer who supervises Registrant’s prototype development; and an experienced thermometry clinical scientist with 20 years of clinical thermometry research experience who can perform clinical studies and data analysis on Registrant’s products under development; and both worked with Mr. O’Hara in developing his ear thermometer.  However, Registrant also needs to hire or retain as consultants qualified engineers to implement the electro-optics design, electronic circuitry and software design necessary for Registrant’s next generation thermometers.

There can be no assurance that Registrant’s development efforts will be successful, or if successful, that Registrant’s next generation products will be accepted commercially by these professional  markets.  In the event Registrant cannot generate a suitable scanning, shock-resistant device, Registrant would be unable to enter the professional market, although it still would be able to compete in the consumer marketplace.

Securities and Exchange Commission
March 21, 2011

6.
Inasmuch as Registrant’s proposed second generation products still are in development, we have deleted Registrant’s claims regarding their accuracy and durability. We have revised the discussion to state only that Registrant believes its prototypes are more accurate and deliver superior and clinical repeatability than its current models but that clinical studies and then testing by potential users in the profession marketplace still are required and that commercial acceptance is not assured.

Narrative Description of Business, page 7

General, page 7

7.	The last sentence of the third paragraph has been revised to remove the brackets.

Design and Manufacture, page 8

8.	Since no agreement has yet been signed, and one may never be signed, we have deleted the reference in the third paragraph to Registrant’s discussions with the offshore manufacturer.

Sales, Marketing and Advertising, page 8

9.	As requested, in the last paragraph we have summarized Registrant’s indemnity obligations to Watermark and to its other resellers, etc.

Competition, page 11

10.
We have revised the third paragraph to delete the reference to Registrant improving the functionality of its products “to a 'state of the art' level.”  Registrant’s efforts to improve functionally given its limited resources are discussed in the Form 10 in response to Comment 5 above under “Plan of Operation – Develop Thermometer Products for the Professional Markets.”

Management Could Terminate Employment, page 19

11.
As requested, we have identified Messrs. Houlihan and Sizer as being the persons who determined that the 2010 milestones were achieved by each named employee, with Messrs. Houlihan and Sizer each abstaining from the determination of his own performance.

Securities and Exchange Commission
March 21, 2011

Item 2:  Financial Information, page 21

-Critical Accounting Policies and Use of Estimates, page 25

-Inventory, page 26

12.	As requested, we have included a detailed discussion of how Registrant evaluated its inventory for obsolescence similar to the information provided within our previous response.

Item 4: Security Ownership, page 27

13.
As requested, we have (1) revised footnote (8) on page 29 to disclose that Mrs. Sizer has sole voting and investment power over the shares referenced and (2) separately listed Ms. Sizer in the first table in this section, with appropriate footnote disclosure of her husband’s shares.  We also have added a separate table showing beneficial ownership of Registrant’s preferred stock by non-management persons, i.e., by Mrs. Sizer.

Item 6. Execution Compensation, page 31

Summary Compensation Table, page 31

14.	As requested, we have revised the table to specifically disclose in the “All Other Compensation” column, and in the related footnotes (3), the 2010 bonuses for Messrs Sizer, Houlihan and O’Hara.

Item 13. Financial Statements and Supplementary Data, page 43

Annual Financial Statements

Note 2. Summary of Significant Accounting Policies

-Revenue Recognition, page F-6 and F-22

15.
Registrant believes it is reasonably able to estimate its returns for unsold products, notwithstanding it began operations on January 6, 2009, because contracts with customers that have such a right of return provision are limited to a select few and thus it is relatively easy for Registrant to track.  Registrant also believes that confirming the amount of unsold products at fiscal year-end is a sufficient basis to reasonably estimate its right of return of unsold products because this amount would be the highest possible amount of product that could be returned.  Therefore, Registrant’s use of this figure is appropriate because it results in the most conservative reserve.

16.
As requested, we have revised the audited and unaudited footnote disclosure (pages F-6 and F-22) to state that Registrant recognizes product revenue either when it has met all of the criteria above, including the ability to reasonably estimate the right of return of unsold items, or when it can reasonably estimate that the return privilege has expired.  We added similar disclosure to the text of the Form 10 under “Critical Accounting Policies” (page 25).

*     *     *

As requested, we have filed a statement from Registrant making the acknowledgments requested by the Staff.

Securities and Exchange Commission
March 21, 2011

*     *     *

Please acknowledge receipt by stamping the enclosed copy of the first page of this letter and returning it in the enclosed prepaid self-addressed envelope.

Very truly yours,

Richard G. Klein

RGK:mtp
Encls.